UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities & Exchange Act of 1934

                           (Amendment No. _________)*


                                   Treev, Inc.
                                (Name of Issuer)


                                   Common Stock, $0.0001 par value
                         (Title of Class of Securities)


                              	894692 10 2
                                 (CUSIP Number)


					December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     (X)   Rule 13d-1(b)

     ( )   Rule 13d-1(c)

     ( )   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CUSIP No. 894692 10 2

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Zazove Associates, LLC 36-3984373

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  Delaware

Number of          5.  Sole Voting Power: 947,137
Shares Bene-
ficially by        6.  Shared Voting Power: 0
Owned by Each
Reporting          7.  Sole Dispositive Power: 947,137
Person With:
                   8.  Shared Dispositive Power: 0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    947,137

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  10.2%

12. Type of Reporting Person (See Instructions):  IA


Item 1.

(a) Name of Issuer
Treev, Inc. a Delaware corporation (the "Company")

     (b) Address of Issuer's Principal Executive Offices
         500 Huntmar Park Drive, Herndon, Virginia 20170

Item 2.

     (a) Name of Person Filing
         Zazove Associates, LLC

     (b) Address of Principal Business Office or, if non,
         Residence
         940 Southwood, Incline Village, NV 89451

     (c) Citizenship
         Delaware limited liability company

     (d) Title of Class of Securities
         Common stock, $0.0001 par value

     (e) CUSIP Number
         894692 10 2

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) (  ) Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C 78c).

     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) (X) An investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E);

     (f) ( ) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) ( ) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) ( ) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) ( ) A church plan the is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C.)

     (j) (  ) Group, in accordance with Section 240.13d-1(b)(1)
              (ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

     (a) Amount beneficially owned: 947,137.

     (b) Percent of class: 10.2%.

         The calculation of the percentage of beneficial ownership of Treev, Inc. Common Stock is based upon 33,875,790 shares of Treev, Inc. outstanding on September 30, 1998, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed October 27, 1998 taking into account the four-for-one reverse stock split approved by the stockholders of the Company on December 9, 1998, and acted upon by the Board of Directors to make the stock split effective on December 10, 1998. The beneficial ownership includes 808,704 shares deemed held under Section 240.13d-3(d)(1) as a result of the beneficial ownership of 421,200 shares of the Company's Series
         A Convertible Preferred Stock. These shares are deemed outstanding for purposes of the beneficial ownership in
         Item 4(a).

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote: 947,137

         (ii)   Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 947,137

         (iv) Shared power to dispose or to direct the disposition of: 0

     Instruction. For computations regarding securities which represents a right to acquire an underlying security see Section
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

     Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficia-ries of employee benefit plan, pension fund or endowment fund is not required.

      The Reporting Person is registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940
      (15 USC 80b-3) and has discretionary authority with regard to certain accounts that hold Treev,Inc. Common Stock and/or Treev, Inc. Series A Preferred Stock. No single account has a more than 5% interest of any class of the Issuer's equity securities.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

     If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attached an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

        Not applicable.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10. Certifications

        Item 10 (a)

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Item 10 (b)  Not Applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 23, 1999
                                                 Date


                                          /s/ Steven M. Kleiman
                                                 Signature


                                          Steven M. Kleiman, COO
                                                 Name/Title